SCHEDULE 13D

CUSIP No. 572322402	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MARSHALL EDWARDS, INC.
____________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.00000002 par value
____________________________________________________________________________________
(Title of Class of Securities)

572322402
_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C.  20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2010
______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 572322402	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 403,993 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 403,993 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,993 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.50%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 572322402	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 403,993 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 403,993 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,993 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.50%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 572322402	Page 4 of 5 Pages

ITEM 1.              Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D heretofore filed on November 13, 2007 is filed with respect to the common stock, $0.00000002 par value ("Common Stock"), of Marshall Edwards, Inc. (the "Company").  The address of the Company is 11975 El Camino Real, Suite 101, San Diego, California 92130.  The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the "Reporting Persons") to reflect the following amendments to Item 3, Item 4, Item 5 and Item 6.  This Amendment No. 1 is being filed because of a reduction in the Reporting Persons' percentage of ownership of the Common Stock of the Company caused by the expiration of 52,500 warrants held by the Reporting Persons.

ITEM 3.              Source and Amount of Funds or Other Consideration

Since November 13, 2007, the Reporting Persons have purchased 10,140 shares and sold 14,830 shares of Common Stock for an aggregate consideration (exclusive of brokers' commissions) of $177,915.36 and $180,209.80, respectively.  On March 31, 2010, there was a 1:10 reverse stock split of the Company's Common Stock, and for ease of reference, the number of shares purchased and sold listed in this Amendment No. 1 reflect the reverse stock split, even if the purchase or sale occurred prior to it.  On July 11, 2010, 52,500 warrants held by the Reporting Persons expired.  The shares of Common Stock purchased by the Reporting persons have been acquired for investment purposes from ECH's existing funds and from the existing funds of a family trust, the Josiah & Valer Austin Family Revocable Trust.

All dollar amounts are in U.S. dollars.

ITEM 4.              Purpose of Transaction

The acquisitions of common stock and determination to allow warrants to expire to which this statement relates have been made for investment purposes.  Austin, as sole Managing Member of ECH is filing this Amendment No. 1 to the Statement on Schedule 13D because he is deemed beneficial owner of more than 5% of the Company's Common Stock.  Austin, as sole Managing Member of ECH, will continue to evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, exercise, or from time to time add to these investments in common stock.  Austin, as sole Managing Member of ECH has no present intent to make proposals which would relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D.

ITEM 5.              Interest in Securities of the Issuer

(a)           Austin is deemed beneficial owner of 403,993 shares of Common Stock (which number includes 28,000 shares of Common Stock that may be acquired through the exercise of various warrants) in his capacity as sole Managing Member of ECH.  ECH is deemed beneficial owner of 403,993 shares of Common Stock (which number includes 28,000 shares of Common Stock that may be acquired through the exercise of various warrants). Based on the 7,346,324 shares of Common Stock outstanding as of February 10, 2011, as reported in the Company's 10-Q filed on February 11, 2011, plus 28,000 shares of Common Stock deemed outstanding assuming the exercise of various warrants, Austin and ECH's deemed beneficial holdings each represent 5.50% of the Company's Common Stock.

SCHEDULE 13D

CUSIP No. 572322402	Page 5 of 5 Pages

(b)           As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 403,993 shares of Common Stock.

(c)           No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days.

(d)           No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)           Not Applicable.

ITEM 6.              Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, Austin and any person with respect to any securities of the Company except the warrants held by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: March 11, 2011	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH